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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                              SEC FILE NO.: 1-9334
                                            ------

                              CUSIP NO.: 058264102
                                         ---------

(CHECK ONE):
[X] FORM 10-K   [ ] FORM 20-F   [ ] FORM 11-K   [ ] FORM 10-Q   [ ] FORM N-SAR

                       FOR THE PERIOD ENDED: JUNE 30, 2002

                                       OR

                       [ ] TRANSITION REPORT ON FORM 10-K
                       [ ] TRANSITION REPORT ON FORM 20-F
                       [ ] TRANSITION REPORT ON FORM 11-K
                       [ ] TRANSITION REPORT ON FORM 10-Q
                       [ ] TRANSITION REPORT ON FORM N-SAR

                  FOR THE TRANSITION PERIOD ENDED:_____________

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            NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
           COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY
THE ITEM(S) TO WHICH THE NOTIFICATION RELATES:

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PART I - REGISTRANT INFORMATION

FULL NAME OF REGISTRANT:                    BALDWIN TECHNOLOGY COMPANY, INC.

ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:     12 COMMERCE DRIVE
                                            SHELTON, CT  06484


PART II - RULES 12B-25(B) AND (C)

IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE AND THE REGISTRANT SEEKS RELIEF PURSUANT TO RULE 12B-25(B), THE FOLLOWING SHOULD BE COMPLETED. (CHECK APPROPRIATE BOX)

     [X] (A) THE REASONS DESCRIBED IN REASONABLE DETAIL IN PART III OF THIS FORM COULD NOT BE ELIMINATED WITHOUT UNREASONABLE EFFORT OR EXPENSE;

     [X] (B) THE SUBJECT ANNUAL REPORT, SEMI-ANNUAL REPORT, TRANSITION REPORT ON FORM 10-K, FORM 20-F, 11-K, FORM N-SAR, OR PORTION THEREOF, WILL BE FILED ON OR BEFORE THE FIFTEENTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; OR THE SUBJECT QUARTERLY REPORT OR TRANSITION REPORT ON FORM 10-Q, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; AND

     [ ] (C) THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT REQUIRED BY RULE 12B-25(C) HAS BEEN ATTACHED IF APPLICABLE.


PART III - NARRATIVE

         AS STATED IN THE COMPANY'S PRESS RELEASE DATED SEPTEMBER 24, 2002, THE COMPANY HAS BEEN NEGOTIATING BOTH THE STATUS OF ITS EXISTING CREDIT FACILITY AND THE SALE OF ASSETS OF ITS BALDWIN KANSA OPERATION. THESE EFFORTS, WHICH ARE IMPORTANT TO THE FUTURE OF THE COMPANY, HAVE REQUIRED SIGNIFICANT INVOLVEMENT BY KEY MEMBERS OF MANAGEMENT WHO ALSO HAVE RESPONSIBILITY FOR THE PREPARATION OF THE JUNE 30, 2002 FORM 10-K AND THUS HAVE PRECLUDED THE COMPANY FROM A TIMELY FILING WITHOUT UNREASONABLE EFFORT AND EXPENSE.

PART IV - OTHER INFORMATION

(1) NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS
    NOTIFICATION:

                  VIJAY C. THARANI          (203) 402-1000

(2) HAVE ALL OTHER PERIODIC REPORTS REQUIRED UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SECTION 30 OF THE INVESTMENT COMPANY ACT OF 1940 DURING THE PRECEDING 12 MONTHS OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORT(S) BEEN FILED? IF THE ANSWER IS NO, IDENTIFY REPORT(S).

                           [X] YES                      [ ] NO

(3) IS IT ANTICIPATED THAT ANY SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS FROM THE CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR WILL BE REFLECTED BY THE EARNINGS STATEMENTS TO BE INCLUDED IN THE SUBJECT REPORT OR PORTION THEREOF?

                           [X] YES                      [ ] NO
IF SO, ATTACH AN EXPLANATION OF THE ANTICIPATED CHANGE, BOTH NARRATIVELY AND QUANTITATIVELY, AND, IF APPROPRIATE, STATE THE REASONS WHY A REASONABLE ESTIMATE OF THE RESULTS CANNOT BE MADE.


         THE COMPANY ANTICIPATES THAT IT WILL HAVE A NET LOSS OF APPROXIMATELY $15,984,000 FOR THE YEAR ENDED JUNE 30, 2002, AS COMPARED TO $18,172,000 FOR THE YEAR ENDED JUNE 30, 2001. THE CURRENT YEAR'S NET LOSS IS PRIMARILY THE RESULT OF A CHARGE AGAINST EARNINGS FOR AN IMPAIRMENT OF GOODWILL ASSOCIATED WITH THE PREVIOUSLY ANNOUNCED SALE OF THE ASSETS OF THE BALDWIN KANSA OPERATION, A CHARGE OF APPROXIMATELY $7,047,000 FOR A VALUATION ALLOWANCE AGAINST THE COMPANY'S DOMESTIC TAX ASSETS AND RESTRUCTURING CHARGES OF APPROXIMATELY $621,000. THE PRIOR YEAR'S RESULTS INCLUDED A CHARGE FOR IMPAIRMENT OF ASSETS OF
APPROXIMATELY $15,518,000, WHICH RESULTED PRIMARILY FROM THE SALE OF THE ROLL HANDLING GROUP, WHICH CLOSED ON SEPTEMBER 26, 2001 AND RESTRUCTURING CHARGES OF APPROXIMATELY $2,277,000.


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                        BALDWIN TECHNOLOGY COMPANY, INC.
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                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

HAS CAUSED THIS NOTIFICATION TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.


DATE: SEPTEMBER 30, 2002                          BY:  /S/ VIJAY C. THARANI
                                                       --------------------
                                                       VIJAY C. THARANI
                                                       CHIEF FINANCIAL OFFICER